09040081

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51512

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FREDERICKS MICHAEL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 PARK AVENUE - 8TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KEN BOYAR 212-732-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GARFIELD, SELTZER & CURCIO
(Name – *if individual, state last, first, middle name*)

551 FIFTH AVENUE (Address), NEW YORK (City), N.Y. (State) 10176 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/3

OATH OR AFFIRMATION

I, KENNETH BOYAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FREDERICKS MICHAEL SECURITIES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Kenneth Boyar
Signature

PRESIDENT / FINOP
Title

Mary Roberts
Notary Public

MARY ROBERTS
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN KING COUNTY
NO. 01RO6167218
MY COMMISSION EXPIRES 05-29-2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FREDERICKS MICHAEL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

FREDERICKS MICHAEL SECURITIES, INC.

TABLE OF CONTENTS

GARFIELD
+SELTZER
+CURCIO

CERTIFIED PUBLIC ACCOUNTANTS PC 551 FIFTH AVENUE NEW YORK NY 10176
TEL:212 557-9800 • FAX: 212 557-9819 • website: www.gsccpa.com

To the Board of Directors
Fredericks Michael Securities, Inc.
New York, NY

Independent Auditor's Report

We have audited the accompanying statements of financial condition of Fredericks Michael Securities, Inc. as of December 31, 2008, and 2007, and the related statements of operations and retained earnings (deficit), and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fredericks Michael Securities, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Garfield, Seltzer & Curcio, CPA'S, P.C.

New York, New York
February 9, 2009

GARFIELD
+SELTZER
+CURCIO

CERTIFIED PUBLIC ACCOUNTANTS PC 551 FIFTH AVENUE NEW YORK NY 10176
TEL:212 557-9800 • FAX: 212 557-9819 • website: www.gsccpa.com

To The Board of Directors
Fredericks Michael Securities, Inc.
New York, NY

In planning and performing our audit of the financial statements of Fredericks Michael Securities, Inc. for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing out auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exempt provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exits when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Garfield, Seltzer & Curcio, CPA'S, P.C.

New York, New York
February 9, 2009

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31,

	2008	2007
ASSETS		
Current Assets:		
Cash	$ 17,956	$ 46,829
Due from Related Party	38,425	42,229
Prepaid Expenses and Taxes	3,929	6,193
Total Current Assets	60,310	95,251
Property and Equipment - Net	-	-
Total Assets	$ 60,310	$ 95,251
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 10,100	$ 18,637
Accrued Expenses	-	10,000
Total Current Liabilities	10,100	28,637
Stockholders' Equity:		
Common Stock - ($1 Par Value, 200 Shares Authorized 100 Shares Issued and Outstanding)	100	100
Additional Paid-In Capital	56,900	49,900
Retained Earnings (Deficit)	(6,790)	16,614
Total Stockholders' Equity	50,210	66,614
Total Liabilities and Stockholders' Equity	$ 60,310	$ 95,251

The accompanying notes are an integral part of the financial statements.
"See auditor's report"

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31,

	2008	2007
Revenue:		
Advisory Income	$ 75,196	$ 60,244
Other Income - NASD Refund	-	35,000
Leasing Income	-	7,391
Total Revenue	75,196	102,635
Operating Expenses		
Facilities Charge	66,000	72,000
Legal and Accounting Fees	24,400	26,859
Regulatory and Consulting Fees	4,620	28,948
Office and Other Operating Expenses	1,349	479
Depreciation Expense	-	6,626
Total Operating Expenses	96,369	134,912
Net Income (Loss) From Operations	(21,173)	(32,277)
Other Income and (Expenses)		
Interest Income	33	299
Total Other Income and (Expenses)	33	299
Income (Loss) Before Provision for Income Tax	(21,140)	(31,978)
Provision for Income Taxes	2,264	1,994
Net Income (Loss)	(23,404)	(33,972)
Retained Earnings (Deficit) - Beginning of Year	16,614	50,586
Retained Earnings (Deficit) - End of Year	$ (6,790)	$ 16,614

The accompanying notes are an integral part of the financial statements.
"See auditor's report."

FREDERICKS MICHAEL SECURITIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31,

	2008	2007
Cash Flows From Operating Activities:		
Net Income (Loss)	$ (23,404)	$ (33,972)
Adjustments To Reconcile Net Income To Net Cash		
Provided By Operating Activities:		
Depreciation	-	6,626
(Increase) or Decrease in Current Assets:		
Due from Related Party	3,804	61,566
Prepaid Expenses and Taxes	2,264	1,994
Increase or (Decrease) in Current Liabilities:		
Accounts Payable	(8,537)	10,725
Accrued Expenses	(10,000)	(972)
Net Cash Provided By (Used For) Operating Activities	(35,873)	45,967
Cash Flows From Investing Activities:		
None	-	-
Net Cash Provided By (Used For) Investing Activities	-	-
Cash Flows From Financing Activities:		
Increase in Additional Paid in Capital	7,000	-
Net Cash Provided By (Used For) Financing Activities	7,000	-
Net Increase (Decrease) in Cash	(28,873)	45,967
Cash at Beginning of Year	46,829	862
Cash at End of Year	$ 17,956	$ 46,829

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		
Taxes	$ -	$ -
Interest	$ -	$ -

The accompanying notes are an integral part of the financial statements.
"See auditor's report"

FREDERICKS MICHAEL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) Nature of Business

Fredericks Michael Securities, Inc. ("The Company") is a privately held New York corporation established in May 1988, that provides advisory services related to mergers, acquisitions, and other corporate transactions which involve the transfer or issuance of securities. On April 1, 1999, the Company's application with U.S. Securities and Exchan Commission for registration as a broker/dealer pursuant to Section 15(b) of the Securitie Exchange Act of 1934 was approved. The Company is also a member of the National Association of Securities Dealers, Inc.

B) Basis of Accounting

The Company's financial statements are prepared using accrual basis of accounting in accordance with accounting principles general accepted in the United States of America.

C) Property, Equipment and Depreciation

Property, Plant and Equipment are recorded at cost.

Depreciation is provided using various methods over the estimated useful lives of the assets. Expenditures for maintenance, repairs and renewals of minor items are charged to earnings as incurred. Major renewals and improvements are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in operations for the period.

D) Income Taxes

The Company is in accordance with FASB No. 109 "Accounting for Income Taxes". The provision for income taxes is comprised of current and deferred components. The current component represents the amount of federal, state, and local income taxes which are currently reportable to the respective tax authorities and is measured by applying statutory rates to the Company's taxable income as reported in its tax returns.

Deferred income taxes are provided for the temporary differences between the carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are primarily attributable to the Company's net operating loss tax carry-forwards. As of December 31, 2008 and 2007, there were no temporary differences to account for respectively.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (continued)

E) Revenue Recognition

Revenue is recognized when the transaction is successfully consummated. Revenue arising from contingent advisory fee assignments is recognized, subject to the absence of uncertainties or the completion of the assignment. In instances where uncertainties exist or as to whether the assignment is completed as agreed upon, revenue is recognized when such uncertainties cease to exist. Expenses are recorded when incurred except in the case of contingent advisory fee assignments, which are recorded when the fee is recognized as earned.

F) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G) Regulatory Requirements

The Company is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the net capital rules of the SEC, the CFTC and the Financial Industry Regulatory Authority ("FINRA"). Under these rules, the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

	2008	2007	Estimated Useful Life
Office Furniture	$ 37,469	$ 37,469	5 Years
Computer and Office Equipment	48,189	48,189	1- 3 Years
Total Property and Equipment	85,658	85,658	
Less: Accumulated Depreciation	(85,658)	(85,658)	
Net Property and Equipment	$ -	$ -	

Depreciation expense for the years ended December 31, 2008 and 2007 totaled $-0- and $6,626 respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

A) Due From Related Party

The amount due to the Company are pursuant to an Income and Cost Sharing agreement with a related party whereby the Company participates in advisory services with the related party. The amounts due from the related party as of December 31, 2008 and 2007 totaled $38,425 and $42,229 respectively.

B) Leasing Arrangements

The Company leases 100% of its furniture and equipment to a related party. Accordingly all lease revenue is earned from the related party. The equipment lease terms are between one and two years. For the years ended December 31, 2008 and 2007, leasing revenue earned from the related party totaled $-0- and $7,391, respectively.

The equipment leases were fully repaid by the related party during 2007.

NOTE 3 - RELATED PARTY TRANSACTIONS - (continued)

C) Major Source of Income

For the years ended December 31, 2008 and 2007, one hundred percent (100%) of the Company's advisory income originated from the related party.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

Substantially, all of the Company's cash is maintained in a single bank. The company has exposure to credit risk to the extent its cash exceeds the amounts covered by federal deposit insurance. For the years ended December 31, 2008 and 2007 the amounts covered by federal deposit insurance are $250,000 and $100,000, respectively. As of December 31, 2008 and 2007, there were no uninsured amounts.

NOTE 5 - PROVISION FOR INCOME TAXES

The Provision for Income Taxes consists of the following:

	2008	2007
Current:		
Federal Corporation Tax	$ 1,135	$ 701
New York State Franchise Tax	459	577
New York City Corporation Income Tax	670	716
Total Current Taxes	$ 2,264	$ 1,994

Income taxes payable as of December 31, 2008 and 2007 totaled $-0- and $-0-, respectively.

FREDERICKS MICHAEL SECURITIES, INC.

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2008 AND 2007

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

DECEMBER 31,

	2008	2007
Net Capital		
Total stockholders' equity	$ 50,210	$ 66,614
Deduct: stockholders' equity not allowable for net capital	-	-
Total stockholders' equity qualifies for net capital	50,210	66,614
Add: subordinated borrowings allowable in computation of	-	-
Total capital and allowable subordinated borrowings	50,210	66,614
Deductions and/or changes:		
Nonallowable assets:		
Due from related party	38,425	42,229
Prepaid expenses	3,929	6,193
Furniture and equipment - net	-	-
Total deductions and/or changes:	42,354	48,422
Net Capital before haircuts on securities positions	7,856	18,192
Haircuts on securities	-	-
Net Capital	$ 7,856	$ 18,192
Aggregate indebtedness		
Items included in statements of financial conditions:		
Account payable, accrued liabilities, accrued expenses and other items included in statements of financial conditions	$ 10,100	$ 28,637
Total aggregate indebtedness	$ 10,100	$ 28,637
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$ 2,856	$ 13,192
Excess net capital at 1,000 percent	$ 6,846	$ 15,328
Percentage of aggregate indebtedness to net capital	129%	157%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008 and 2007):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 6,521	$ 10,177
Net audit adjustments resulting in increased capital	1,335	8,015
Net Capital per above	$ 7,856	$ 18,192

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

DECEMBER 31, 2008 AND 2007

NONE

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

DECEMBER 31, 2008 AND 2007

NONE

FREDERICKS MICHAEL SECURITIES, INC.

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION PURSUANT TO THE COMMODITY EXCHANGE ACT

DECEMBER 31, 2008 AND 2007

NONE